UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04003212

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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE NUMBER
8- 52294

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

RECEIVED
FEB 26 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKim Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Summit Road
(No. and Street)

Walnut Creek (City) California (State) 94598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jordan L. Loewer (925) 937-5238
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schonbraun Safris McCann Bekritsky & Co., LLC
(Name - if *individual, state last, first, middle name)*

101 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Safris, swear (or affirm) that,. to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKim Capital, Inc., as of February 24 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

Dawn D. McClain
A Notary Public of New Jersey
My Commission Expires 11-16-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statement	5
Independent Auditors' Report on Supplementary Information	
Schedule I - Computation of Net Capital pursuant to Rule 1 5C3 - 1	6
Schedule II - Computation of Aggregated indebtedness pursuant to Rule 1 5C3 -1	7
Schedule III - Statement of Material Differences in Reconciliation of the Audited Computation of Net Capital and the Broker – Dealers' Corresponding Unaudited Part II or Part II A (See Rule 17a-5(0)(4)	8
Schedule IV – Statement of Material Inadequacies Found to have existed Since the date of previous audit	9

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.

Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT

To the Stockholders
McKim Capital, Inc.
Walnut Creek, California

We have audited the accompanying balance sheet of McKim Capital, Inc. as of December 31, 2003 and the related statements of income and retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of McKim, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schonbraun Safris McCann Bekritsky & Co LLC

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 24, 2004

MCKIM CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets	
Cash	$ 52,735
Receivable – brokers	25,397
	$ 78,132

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accrued fees	$ 22,798
Stockholders' Equity	
Common shares, no par value;	
500 – shares authorized, issued and outstanding	22,000
Additional paid in capital	52,192
Retained earnings (deficit)	(18,858)
	55,334
	$ 78,132

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2003

Revenues	
Commission income	$ 218,190
Other income	95
	218,285
Expenses	
Wages	144,862
Commissions	35,994
Regulatory fees	20,632
Other expenses	20,383
	221,871
Net loss	(3,586)
Retained earnings (deficit), beginning	(15,272)
Retained earnings (deficit), ending	$ (18,858)

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
(decrease) in cash

Cash Flows From Operating Activities:	
Net loss	$ (3,586)
Adjustments to reconcile net income to net cash provided by operating activities:	
Receivable – Brokers	11,788
Accrued fees	4,735
Total adjustments	16,523
Net cash provided by operating activities	12,937
Net increase in cash	12,937
Cash, beginning	39,798
Cash, ending	$ 52,735

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Principal Business Activity

McKim Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscribers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act."). The Company also offers to its clients a number of products and services, including investment opportunities in Stock, Bonds, Mutual Funds, Unit Investment Trusts and Insurance.

The Company is a wholly owned subsidiary of McKim and Company, L.L.C. (the "parent").

b. Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
McKim Capital, Inc.
Walnut Creek, California

Our report on our audit of the basic financial statement of McKim Capital, Inc. for the year ended December 31, 2003 appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 6, 7, 8 and 9 are presented for purposes for analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 24, 2004

MCKIM CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2003

NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 55,334
Qualifying subordinated liabilities	--
Total equity and allowable subordinated liabilities	55,334
Deductions and/or charges:	
Non-allowable assets	25,397
Other deductions/additions	--
Total deductions and/or charges	25,397
Net capital before haircuts on securities positions	29,937
Haircuts on securities positions	--
Net Capital	$ 29,937

NET CAPITAL REQUIREMENT

Net capital	$ 29,937
Minimum net capital required	5,000
Excess net capital	$ 24,937

See Independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE II
COMPUTATION OF AGGREGATED INDEBTEDNESS PURSUANT TO RULE 1 5C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2003

Indebtedness	
Customer cash balances	$ --
Fails to receive	--
Total indebtedness	$ --
Less, Cash in Customer Reserve Account	--
Total Aggregate Indebtedness	--
Net Capital	$ 55,334
Ratio of Aggregated Indebtedness to Net Capital	0.00%

See Independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE III
STATEMENT OF MATERIAL DIFFERENCES IN RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKERS-DEALER'S CORRESPONDING UNAUDITED PART II AND PART IIA
(SEC RULE 17A-5(D)(4))
YEAR ENDED DECEMBER 31, 2003

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2003 and the Broker – Dealer's corresponding Unaudited Part II of Net Capital (SEC Rule 17A-5(D)(4).

MCKIM CAPITAL, INC.
SCHEDULE IV
STATEMENT OF MATERIAL INADEQUACIES
FOUND TO HAVE EXISTED SINCE THE DATE OF PREVIOUS AUDIT
YEAR ENDED DECEMBER 31, 2003

At December 31, 2003, no material inadequacies were found to exist.